, LLC

, LLC

Limited Liability Company Membership Units

th Street, Suite 1300

a.The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.The filing of a registration statement under the Securities Act of 1933.
c.A tender offer.
d.None of the above.

⌧

the following box if the filing is a final amendment reporting the results of the transaction: ◻

Transaction Valuation*Amount of Filing Fee**

10,676,024.10$1,239.49

For purposes of calculating the fee only, this amount is based on 11,230 limited liability company membership units (the “Units”), the number of Units of the Issuer to be converted into Class B Units or Class C Units in the proposed reclassification transaction to which this Schedule 13E-3 relates, multiplied by $950.67, the book value per Unit computed as of March 31, 2011.

Determined by multiplying $10,676,024.10 by .00011610.

Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously page:Filing Party:

Form or Registration No.:Date Filed:

Securities and exchange commission

Washington, DC 20549

__________________________________

SCHEDULE 13E-3/A

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Heron Lake BioEnergy, LLC

(Name of Issuer)

Heron Lake BioEnergy, LLC

Granite Falls Energy, LLC

Project Viking, L.L.C.

Granite Heron Merger Sub, LLC

(Name of Person(s) Filing Statement)

Class A Membership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Joel M. Aschbrenner

William E. Hanigan

Dentons Davis Brown

215 10th Street, Suite 1300

Des Moines, IA 50309

(515) 288-2500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed with (check appropriate box):

e.⌧The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
f.◻The filing of a registration statement under the Securities Act of 1933.
g.◻ A tender offer.
h.◻ None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ◻

Check the following box if the filing is a final amendment reporting the results of the transaction: ⌧

CALCULATION OF FILING FEE

Transaction ValuationAmount of Filing Fee*

$14,000,000.00$1,527.40

__________________________________

*

Determined by multiplying $14,000,000.00 by .0001091 less $1527.40 (the amount paid in a previous filing for the same transaction).

⌧

Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:$1,527.40Filing Party: Heron Lake BioEnergy, LLC

Form or Registration No.:Schedule 14ADate Filed: May 21, 2021

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 4 (Final Amendment) amends and supplements the transaction statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on August 23, 2021 (together with the exhibits thereto, as amended, the “Transaction Statement”) and is being filed jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Heron Lake BioEnergy, LLC, a Minnesota limited liability company (the “Company” or “HLBE”); (b) Granite Falls Energy, LLC, a Minnesota Limited Liability Company (“GFE”); (c) Granite Heron Merger Sub, LLC, a Minnesota Limited Liability Company and a wholly owned subsidiary of GFE (“Merger Sub”); and (d) Project Viking, L.L.C., (“Project Viking”) a Minnesota limited liability company and a wholly owned subsidiary of GFE.

The Transaction Statement relates to a proposed merger, pursuant to which GFE would acquire the minority ownership interest of the Company for $14 million (the “Merger”). Pursuant to the terms of the Company’s member control agreement and a merger agreement, the Merger was subject to approval by a majority of the Company’s membership units, and a majority of the Company’s minority ownership interest. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is subject to this Final Amendment.

transaction statement

ITEM 15.ADDITIONAL INFORMATION

Item 15 is hereby amended and supplemented as follows:

(c) Other Material Information

On September 23, 2021, the Company held a special meeting of members (the “Special Meeting”) for the purpose of voting on a proposal to authorize and adopt a Merger Agreement and Plan of Merger dated March 24, 2021 (collectively, the “Merger Agreement and Plan of Merger”). Pursuant to the Merger Agreement and Plan of Merger, GFE, which owns approximately 50.7% of the Company, would acquire the minority ownership interest of the Company for $14 million, and the Company would become a wholly owned subsidiary of GFE. Minority ownership interest unitholders would receive $0.36405 per unit in consideration for the Merger. Votes were solicited in person and by proxy.

Of the Company’s 77,896,119 membership units issued, outstanding and entitled to vote at the Special Meeting, 61,946,086 membership units, or 79.5% of the total membership units, were present either in person or by proxy. As a result, a quorum was present to conduct business at the Special Meeting.

Pursuant to the Minnesota Revised Uniform Limited Liability Company Act set forth in Chapter 322C of the Minnesota Statutes and the Company’s member control agreement, the Merger proposal required the approval of the majority in interest of the Company’s members. As of the record date for the special meeting, there were 77,932,107 units of the Company issued and outstanding. Pursuant to the Company’s member control agreement, only members may vote at the Special Meeting. In order to be considered a member, a unitholder must hold a minimum of 2,500 units. As of the record date for the Special Meeting, there were 67 non-member unitholders who owned an aggregate of 35,988 units. Therefore, the total number of outstanding units held by voting members as of the record date for the Special Meeting was 77,896,119 units. Accordingly, the affirmative vote of 38,948,060 member units were required to authorize and adopt the Merger Agreement and Plan of Merger. A total of 58,939,097 membership units, including units controlled by GFE, were voted for Merger proposal. As a result, the Merger was approved by a majority in interest of the Company’s members.

Additionally, pursuant to the Merger Agreement, the Merger must be approved by a majority of the minority ownership interest. As of the record date for the Special Meeting, the minority ownership interest comprised 38,456,283 units. A majority of the minority ownership interest is 19,228,142 units. A total of 19,463,273 membership units held by the minority ownership interest were voted for the proposal to authorize and adopt the Merger Agreement and Plan of Merger. As a result, the Merger was approved by a majority of the minority ownership interest.

The final voting results of the proposal for the adoption of the Merger Agreement and the transaction contemplated thereby are set forth in the following table.

Votes For	Votes Against	Votes Withheld/Abstaining
58,939,097	3,006,989	15,950,033

On September 29, 2021, the Company and Merger Sub filed Articles of Merger with the Minnesota Secretary of State. Pursuant to the Merger Agreement and Plan of Merger, GFE has transferred $14 million (the “Merger Consideration”) to an exchange agent, which will hold the Merger Consideration in trust to be distributed pro-rata to unitholders of the Company’s minority ownership interest. The Company is the surviving entity of the Merger. Upon completion of the Merger, 100% of the membership interest in Merger Sub was converted into and became 100% of the membership interest in the Company, as the surviving entity in the Merger. As a result of the Merger, the Company is wholly owned subsidiary of GFE.

Pursuant to General Instructions F and G to Schedule 13E-3, the definitive proxy statement of the Company relating to this Special Meeting filed on August 19, 2021, including all appendices and exhibits thereto (the “Proxy Statement”), is expressly incorporated by reference herein in its entirety. All descriptions of the Merger, the Merger Agreement, and the Plan of Merger are qualified in their entirety by the text of the Proxy Statement.

Exhibit No.	Exhibit

(a)(1)	Definitive Proxy Statement of Heron Lake BioEnergy, LLC (incorporated by reference to the Schedule 14A filed by Heron Lake BioEnergy, LLC with the SEC on August 19, 2021).

(a)(2)	Notice of a Special Meeting of Members of Heron Lake BioEnergy, LLC dated August 19, 2021 (incorporated by reference to the Proxy Statement).*

(a)(3)	Form of Proxy Card (incorporated by reference to the Proxy Statement).*

(a)(4)	Annual Report on Form 10-K for the fiscal year ended October 31, 2020 and included as Annex A to the Proxy Statement (incorporated by reference to the Proxy Statement).*

(a)(5	Quarterly Report on Form 10-Q for the three months ended April 30, 2021, included as Annex B in the Proxy Statement (filed with the SEC on June 14, 2021 and incorporated herein by reference).*

(b)	None.

(c)(1)	Business Advisory Services’ Fairness Opinion, dated May 20, 2021.**

(c)(2)	Business Performance Improvement Valuation Report dated January 2021. **

(d)(1)	Plan of Merger between Granite Heron Merger Sub, LLC, and Heron Lake BioEnergy, LLC, dated March 24, 2021. ***

(d)(2)	Merger Agreement between Granite Falls Energy, LLC, and Heron Lake BioEnergy, LLC, dated March 24, 2021. ***

(d)(3)	Voting Agreement between Granite Falls Energy, LLC, and Heron Lake BioEnergy, LLC, dated March 24, 2021. ***

(d)(4)	Voting Agreement between Granite Falls Energy, LLC, and certain governors of Heron Lake BioEnergy, LLC, dated March 24, 2021. ***

(d)(5)	Separation Agreement dated February 17, 2021. ****

(d)(6)	Letter of Employment between Jeffrey Oestmann and Granite Falls Energy, LLC, dated May 20, 2021*****

(d)(7)	Heron Lake BioEnergy, LLC’s Current Report on Form 8-K filed October 22, 2019 (incorporated by reference).

(d)(8)	Heron Lake BioEnergy, LLC’s Current Report on Form 8-K filed March 25, 2021 (incorporated by reference).

(f)	None.

(g)	None.

* Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on August 19, 2021.

** Incorporated by reference to the Company’s Schedule 13E-3 July 28, 2021.

*** Incorporated by reference to the Company’s 8-K filed with the SEC March 25, 2021.

**** Incorporated by reference to the Company’s 8-K filed with the SEC February 22, 2021.

***** Incorporated by reference to the Company’s 8-K filed with the SEC May 25, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HERON LAKE BIOENERGY, LLC

Date: October 1, 2021  /s/ Stacie Schuler

Stacie Schuler

Chief Financial Officer

(Principal Financial Officer)

GRANITE FALLS BIOENERGY, LLC

Date: October 1, 2021  /s/ Stacie Schuler

Stacie Schuler

Chief Financial Officer

(Principal Financial Officer)

GRANITE HERON MERGER SUB LLC

Date: October 1, 2021  /s/ Jeffrey Oestmann

Jeffrey Oestmann

Manager

PROJECT VIKING, LLC

Date: October 1, 2021  /s/ Jeffrey Oestmann

Jeffrey Oestmann

Manager